Exhibit 12.1

KEMET Corporation

Calculation of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended March 31,					Six Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
Earnings
Pre-tax income (loss)	$(12,100)	$4,769	$(20,104)	$(288,411)	$(64,411)	$(65,243)	$16,680
Add:

Interest expense	6,628	9,865	21,696	29,789	26,008	12,310	14,792
Capitalized interest	32	19	486	—	612	594	128
Interest on rent	—	—	946	1,027	1,608	537	820

Total earnings (losses) available for fixed charges	$(5,440)	$14,653	$3,024	$(257,595)	$(36,183)	$(51,802)	$32,420

Fixed charges

Interest expense	$6,628	$9,865	$21,696	$29,789	$26,008	$12,310	$14,792
Capitalized interest	32	19	486	—	612	594	128
Interest on rent	—	—	946	1,027	1,608	537	820

Total fixed charges	$6,660	$9,884	$23,128	$30,816	$28,228	$13,441	$15,740

Ratio of earnings to fixed charges	—	1.5	—	—	—	—	2.1

Earnings to fixed charges deficiency	$12,100	—	$20,104	$288,411	$64,411	$65,243	$—